[Letterhead of Willkie Farr & Gallagher LLP]

February 27, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Max Webb
Assistant Director, Office of Structured Finance, Transportation and Leisure
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0405

Re:                     TransDigm Group Incorporated (formerly TD Holding Corporation)
(File No. 333-130483)

Dear Mr. Webb:

On behalf of TransDigm Group Incorporated (formerly TD Holding Corporation), a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated February 17, 2006, to Mr. W. Nicholas Howley, Chairman and Chief Executive Officer of the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 2 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * *

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

TransDigm Group Incorporated

1.                                       Comment:  We note your response to comment 3 and the gatefold artwork.  Please confirm that the components or parts that are shown were designed and/or produced by you or your subsidiaries.  Otherwise, please tell us why it is appropriate to depict them in your artwork.

Response:  The components and parts depicted in the gatefold artwork included in the prospectus are designed and/or produced by a subsidiary of the Company.

2.                                       Comment:  We note your response to comment 7 in our letter dated January 19, 2006; however, we reissue our previous comment.  In addition, please move the third italicized paragraph that discusses EBITDA and EBITDA As Defined so that it appears under Selected Consolidated Financial Data on page 26.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.  We advise the Staff that with respect to the italicized paragraph that discusses EBITDA and EBITDA As Defined, the Company has moved this disclosure to page 7 of the prospectus (Summary Historical Consolidated Financial Data) as this is the first section of the prospectus in which a detailed discussion of EBITDA and EBITDA As Defined appears.

3.                                       Comment:  We note your response to comment 8 in our letter dated January 19, 2006.  The summary, however, still appears lengthy and overly detailed.  Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering.  For example, your disclosure in subsections “The Company,” “Our Competitive Strengths” and “Our Business Strategy” contain excessive detail for the summary section.  Further, please relocate your disclosure regarding your formation to the beginning of this section under “Our Company.” Please revise accordingly.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

4.                                       Comment:  We note your response to comment 9 in our letter dated January 19, 2006.  You state that the list includes “major customers,” yet none accounted for more than approximately 6% of your net sales.  Please tell us how these customers are your “major customers.” Since none of these customers appear to be material, then it appears to be inappropriate to highlight the most recognizable of your customers.  Please revise your disclosure.

Response:  The Company has revised the prospectus to comply with the Staff’s comment.

5.                                       Comment:  Please refer to comment 28 in our letter dated January 19, 2006.  Please disclose the calculations of the significant financial maintenance covenants contained in the Amended and Restated Senior Credit Facility, as well as the disclosures set forth in Answer 10 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, or explain to us why it is not necessary.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 10, 29, 36, 98 and 99).

6.                                       Comment:  We note your response to comment 41 in our letter dated January 19, 2006.  It appears, however, that you have not described the change in control provisions in your employment agreement with W. Nicholas Howley.  Accordingly, please describe the change of control provisions in your agreement with W. Nicholas Howley.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 72-73).

7.                                       Comment:  We note your response to comment 46 in our letter dated January 19, 2006.  Please, however, disclose in the prospectus how the selling stockholders received their shares.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 85).

8.                                       Comment:  We note your response to comment 48 in our letter dated January 19, 2006; however, we reissue our previous comment.  Please disclose the individual bonuses received and the individual amounts received as deferred compensation.  Further, please describe how the bonuses were allocated.  We note your statement that they were based on options; however, elsewhere you state that bonuses are based on performance criteria.

Response:  The Company has revised the prospectus to set forth, with respect to each executive officer and director, the amount received by each such person as a bonus and the amount received by each such person in respect of his deferred compensation account.  The Company has also included disclosure regarding the aggregate amounts received by each such person.  We advise the Staff that these special one-time bonuses were allocated to each recipient based on the aggregate number of shares of common stock of the Company underlying stock options held by such recipient in relation to the aggregate number of shares of common stock of the Company underlying stock options held by all recipients of such bonuses.  The disclosure contained elsewhere in the prospectus regarding the awarding of bonuses based on performance criteria applies to the discretionary bonuses paid annually by the Company and its subsidiaries.

9.                                       Comment:  Your response to our prior comment 64 is unpersuasive, with respect to paragraph 37 of SFAS 131.  In addition, your response and initial and revised disclosures do not appear consistent.

First, you state that management does not routinely analyze the business on a product-by-product basis, nor does management or its financial reporting systems aggregate certain product groupings for these purposes.  Please explain to us why there appears to be a disparity between this statement and the prior disclosure under “Sales and Marketing” in your initial filing.  As part of your response:  (i) provide us the name of each product manager in your company; (ii) identify for us his or her specific product responsibilities; (iii) for each year presented, provide us the sales and profitability information used by each product manager; and (iv) identify the product offerings that do not have product managers, and quantify for us the revenue attributable to these offerings.  And finally, for each year presented, provide us the revenue information by product that you can currently produce, grouped according to the eleven major product lines, and explain why it would not be appropriate to provide this information in your filing.

And second, you indicate that your proposed revenue information based on customer category is more useful to investors than a revenue breakdown by product or product grouping.  Your reference that investors can independently track macro economic factors does not sufficiently support your conclusion that your proposed revenue information is more useful.  In addition, the fact that there is information that may be more useful than the required information does not preclude you from providing the required information.

As we have previously stated, you are required under paragraph 37 of SFAS 131 to disclose the revenue attributable to each of your eleven major product lines.  Each major product line appears to be the appropriate basis for disclosure since, as disclosed in your initial filing with the Commission, you have structured your sales efforts along major product lines, assigning a product line manager to each major product line, and that each product line manager is expected to grow the sales and profitability of his product line and to achieve the targeted annual level of bookings, sales, new business and profitability for each product.

Response:  On February 22, 2006, the Company supplementally provided the requested information to Patrick Kuhn, Staff Accountant.  Following the delivery of the requested information, the Company’s legal counsel participated in a conference call with Mr. Kuhn.  As the Company’s counsel conveyed to Mr. Kuhn on the conference call, the Company has revised the prospectus to include the requested revenue information and, therefore, the Company believes that it has complied with the Staff’s comment.

TransDigm, Inc. and TransDigm Holding Company

10.                                 Comment:  Please correct the file number on the facing page.

Response:  TransDigm Inc. and TransDigm Holding Company acknowledge the error and undertake to correct the error in their next periodic filing.

11.                                 Comment:  We note that the Section 906 certifications were not filed with the quarterly report.  Please refile the entire quarterly report, including the Section 906 certifications and new Section 302 certifications.  See Item 601(b)(32) of Regulation S-K.

Response:  The Form S-4 Registration Statement of TransDigm Inc. and TransDigm Holding Company was declared effective during the fiscal year ended September 30, 2004.  Under the terms of Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty to file periodic reports with the Commission is automatically suspended as to any fiscal year, other than the fiscal year in which a registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 300 people.  As of October 1, 2004 and with respect to each subsequent fiscal year, the securities covered by TransDigm Inc.’s and

TransDigm Holding Company’s Form S-4 Registration Statement were held of record by less than 300 people.  Accordingly, commencing on October 1, 2004, TransDigm Inc.’s and TransDigm Holding Company’s obligation to file periodic reports under Section 15(d) was automatically suspended.

TransDigm Inc. and TransDigm Holding Company have continued to file periodic reports with the Commission as they are required to do so pursuant to their indenture.  Section 906 of the Sarbanes Oxley Act of 2002 requires that each periodic report containing financial statements filed by an “issuer” with the Commission pursuant to Section 13(a) or Section 15(d) of the Exchange Act be accompanied by a written statement of the chief executive officer and the chief financial officer containing certain specified information.  Under the Sarbanes Oxley Act of 2002, the term  “issuer’ is defined as a company that (i) has securities registered under Section 12 of the Exchange Act, (ii) is required to file reports under Section 15(d) of the Exchange Act or (iii) has filed a registration statement that has not yet become effective under the Securities Act of 1933, as amended, and that has not been withdrawn.  Neither TransDigm Inc. nor TransDigm Holding Company meets the definition of “issuer” and we, therefore, respectfully submit that they are not required to file Section 906 certifications. We believe that this conclusion is supported by Question #1 contained in the Sarbanes Oxley Act of 2002 — Frequently Asked Questions, dated November 8, 2002 (and revised as of November 14, 2002).

* * * * * * *

Should you have any questions regarding the foregoing or should you need further information, please call Steven J. Gartner, Cristopher Greer or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Russell L. Leaf

cc:           Michael Fay, Branch Chief
                Patrick Kuhn, Staff Accountant
                Peggy Kim, Senior Staff Attorney
                Kurt Murao, Attorney Advisor
                W. Nicholas Howley, TransDigm Group Incorporated
                Peter M. Labonski, Latham & Watkins
                Steven J. Gartner, Willkie Farr
                Cristopher Greer, Willkie Farr